                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO.  )(1)


                                  E-Z-Em, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    269305405
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o James H. Bell, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8743
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                October 22, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

--------------------------                            --------------------------
CUSIP No. 269305405                    13D                PAGE  2  OF  19  PAGES
          ------------                                         ---    ----
--------------------------                            --------------------------


--------------------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Howard S. Stern
--------------------------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [ ]
                                                                                                   (b) [X]
--------------------------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
               SOURCE OF FUNDS*
      4        OO; PF

--------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)
                                                                                                       [ ]
--------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          None (See Item 5(b))
 NUMBER OF     -----------------------------------------------------------------------------------------------------
  SHARES          8       SHARED VOTING POWER
BENEFICIALLY              2,076,199 shares (See Item 5(b))
 OWNED BY      -----------------------------------------------------------------------------------------------------
   EACH           9       SOLE DISPOSITIVE POWER
 REPORTING                2,076,199 shares (See Item 5(b))
PERSON WITH    -----------------------------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          None (See Item 5(b))
--------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,076,199 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                         [X]
--------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               20.3% (See Item 5(a))
--------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 19 Pages

--------------------------                            --------------------------
CUSIP No. 269305405                    13D                PAGE  3  OF  19  PAGES
          ------------                                         ---    ----
--------------------------                            --------------------------


--------------------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Seth F. Stern
--------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                                    (b) [X]
--------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)
                                                                                                        [ ]
--------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          None (See Item 5(b))
 NUMBER OF     -----------------------------------------------------------------------------------------------------
  SHARES          8       SHARED VOTING POWER
BENEFICIALLY              341,931 shares (See Item 5(b))
 OWNED BY      -----------------------------------------------------------------------------------------------------
   EACH           9       SOLE DISPOSITIVE POWER
 REPORTING                341,931 shares (See Item 5(b))
PERSON WITH    -----------------------------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          None (See Item 5(b))
---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              341,931 shares of Common Stock (See Item 5 (a))
---------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                           [X]
---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.3% (See Item 5(a))
---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IN
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 19 Pages

--------------------------                            --------------------------
CUSIP No. 269305405                    13D                PAGE  4  OF  19  PAGES
          ------------                                         ---    ----
--------------------------                            --------------------------


--------------------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Rachel Stern Graham
--------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                                    (b) [X]
--------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)
                                                                                                        [ ]
--------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          None (See Item 5(b))
 NUMBER OF     -----------------------------------------------------------------------------------------------------
  SHARES          8       SHARED VOTING POWER
BENEFICIALLY              445,327 shares (See Item 5(b))
 OWNED BY      -----------------------------------------------------------------------------------------------------
   EACH           9       SOLE DISPOSITIVE POWER
 REPORTING                159,887 shares (See Item 5(b))
PERSON WITH    -----------------------------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          285,440 (See Item 5(b))
--------------------------------------------------------------------------------------------------------------------
               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11             445,327 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12             CERTAIN SHARES*                                                                          [X]
--------------------------------------------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13             4.3% (See Item 5(a))
--------------------------------------------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON*
14             IN
--------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 19 Pages

                                  SCHEDULE 13D

INTRODUCTION.

         Howard S. Stern ("HSS"), filed a statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") on February 14, 1985, with respect to shares of Class A common stock (the "Class A Common Stock") of the issuer (the "Initial Statement"), and filed an Amendment No. 1 to Initial Statement with the Commission on June 13, 2002 (the "First Amendment"). On July 30, 2002, HSS, together with Seth F. Stern ("SFS") and Rachel Stern Graham ("RSG"), filed an Amendment No. 2 to Initial Statement with the Commission (the "Second Amendment"; and together with the Initial Statement and the First Amendment, the "Existing Statement"), to disclose, among other things, the execution and delivery by each of HSS, SFS and RSG (sometimes hereinafter collectively referred to as the "Stern Family") of an agreement dated as of July 15, 2002 (the "Stockholders' Agreement"), by and among the Company, the members of the Stern Family and each of David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership (collectively, the "Meyers Family"), pertaining to, among other things, the voting and disposition of shares of capital stock of the Company, inclusive of an agreement to vote in favor of a plan proposed by the Company's Board of Directors to combine the Company's outstanding voting Class A Common Stock and nonvoting Class B common stock into a single class of common stock, as announced by the Company in a press release issued on July 10, 2002 (the "Reclassification"). The Reclassification was approved by the stockholders of the Company at its Annual Meeting of Stockholders held on October 15, 2002, and was consummated on October 22, 2002.

         As a result of the Reclassification, (i) none of the members of the Stern Family owns any shares of Class A Common Stock, thus giving rise to an obligation to file a final amendment to the Existing Statement to terminate such filing with respect to the Class A Common Stock and (ii) each of the members of the Stern Family (assuming, with respect to SFS and RSG, "group" status as a result of the continued effectiveness of the remaining voting agreements contained in the Stockholders Agreement; see discussion and disclaimers below) acquired five percent or more of the new, single class of common stock, par value $0.10 per share, of the Company, thus giving rise to an obligation to file a new statement on Schedule 13D with respect to such securities. Absent "group" status, neither SFS nor RSG would be the beneficial owner of greater then five percent of the issued and outstanding shares of Common Stock.

         By virtue of the remaining voting agreements contained in the Stockholders' Agreement, all of the parties to such Stockholders' Agreement (other than the Company) may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If the parties to the Stockholders' Agreement (other than the Company) are deemed to constitute a "group," then each such party, as a member of a "group," would be deemed to own beneficially all of the shares of common stock of the Company owned in the aggregate by the members of such group. As permitted by Rule 13d-1(k), each of HSS, SFS and RSG has chosen to satisfy the disclosure and filing obligations that would be applicable to him or her if he or she were deemed to be members of a "group" that owns, in the aggregate, approximately 56.3% of the issued and


                               Page 5 of 19 Pages
outstanding shares of Common Stock by filing a joint statement on Schedule 13D, rather than filing separate statements on Schedule 13D. The joint filing agreement among HSS, SFS and RSG, as reporting persons (individually, a "Reporting Person" and collectively, the "Reporting Persons"), with respect to the Common Stock, as required by Rule 13d-1(k)(1) of the General Rules and Regulations of the Commission under the Exchange Act, is attached as Exhibit I hereto and incorporated herein by reference. Each of the Reporting Persons (i) disclaims membership in a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of his or her being a party to the Stockholders' Agreement and (ii) beneficial ownership of the shares of Common Stock of the Company in which he or she does not have a pecuniary interest.

         Each of the Reporting Persons is also a signatory to (i) a certain Amendment No. 2 to Schedule 13D with respect to the Class A Common Stock of the Company which was jointly filed with the Commission on July 30, 2002 by such Reporting Persons (the "Initial Joint Filing"), and (ii) a certain Amendment No. 3 to the Initial Joint Filing, which is being filed with the Commission contemporaneously with the filing of this Initial Statement of Beneficial Ownership, on Schedule 13D, with respect to the Common Stock of the Company, to disclose a termination of such Initial Joint Filing as a result of the consummation of the Reclassification.


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.10 per share (the "Common Stock") of E-Z-Em, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1111 Marcus Avenue, Suite LL-26, Lake Success, New York 11042.


ITEM 2.  IDENTITY AND BACKGROUND.

         HSS is a natural person and has a business address of 717 Main Street, Westbury, New York 11590-5021. The present principal occupation or employment of HSS is as Chairman of the Board and director of the Company, a company primarily engaged in developing, manufacturing and marketing diagnostic products used by radiologists and other physicians during image-assisted procedures to detect anatomic abnormalities and disease. HSS is a United States citizen.

         Seth F. Stern ("SFS") is a natural person and has a residence and business address of 425 East 76th Street, New York, New York 10021. The present principal occupation or employment of SFS is as self-employed wedding and event planner. SFS is a United States citizen.

         Rachel Stern Graham ("RSG") is a natural person and has a residence address of 315 East 72nd Street, New York, New York 10021. The present principal occupation or employment of RGS is as a mother and homemaker. RSG is a United States citizen.


                               Page 6 of 19 Pages

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of funds for the 2,026,269 shares of Common Stock acquired by HSS in the Reclassification was the 956,412 shares of Class A Common Stock and the 1,069,857 shares of Class B Common Stock owned by HSS immediately prior to the consummation of the Reclassification. The source and amount of funds for the stock options to purchase 80,785 shares of Common Stock acquired by HSS in the Reclassification was the stock options to purchase 80,785 shares of Class B Common Stock owned by HSS immediately prior to the Recapitalization. The shares of Class A Common Stock and Class B Common Stock owned by HSS prior to the consummation of the Reclassification had been acquired with personal funds.

         The source and amount of funds for the 347,931 shares of Common Stock acquired by SFS in the Reclassification was the 159,887 shares of Class A Common Stock and the 188,044 shares of Class B Common Stock owned by SFS immediately prior to the consummation of the Reclassification. The shares of Class A Common Stock and Class B Common Stock owned by SFS prior to the consummation of the Reclassification had been acquired as gifts from HSS and HSS's wife.

         The source and amount of funds for the 423,327 shares of Common Stock acquired by RSG (directly or indirectly, as the case may be) in the Reclassification was the 159,887 shares of Class A Common Stock and the 263,440 shares of Class B Common Stock owned (directly or indirectly, as the case may be) by RSG immediately prior to the consummation of the Reclassification (inclusive of (i) 231,440 shares of Class B Common Stock owned jointly with her husband, (ii) 16,000 shares of Class B Common Stock owned individually by her husband, and (iii) 16,000 shares of Class B Common Stock owned by her minor children). The source and amount of funds for the stock options to purchase 25,000 shares of Common Stock acquired by RSG's husband in the Reclassification was the stock options to purchase 25,000 shares of Class B Common Stock owned by RSG's husband immediately prior to the Recapitalization (only part of which were fully vested as of such date). The shares of Class A Common Stock and Class B Common Stock owned (directly or indirectly, as the case may be) by RSG prior to the consummation of the Reclassification had been acquired as gifts from HSS and HSS's wife. RSG disclaims beneficial ownership of the 16,000 shares of Common Stock and stock options to acquire 25,000 shares of Common Stock acquired by her husband in the Reclassification.


                               Page 7 of 19 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         The Company effected the Reclassification of its shares of Class A Common Stock and Class B Common Stock into a single class of Common Stock on October 22, 2002. In the Reclassification, each outstanding Class A share (with voting rights) and each outstanding Class B share (generally, without voting rights) was converted automatically into one share of a newly created class of voting common stock of the Company. Similarly, in the Reclassification, each outstanding option to acquire shares of Class B Common Stock was converted automatically into the right to acquire an equivalent number of shares of the newly-created Common Stock, at the same exercise price as was applicable to the original option.

         Immediately prior to the consummation of the Reclassification, the beneficial ownership of securities of the Company by the Reporting Persons was as follows: (i) HSS owned 956,412 shares of Class A Common Stock and 1,069,857 shares of Class B Common Stock and held options to acquire 80,785 shares of Class B Common Stock; (ii) SFS owned 159,887 shares of Class A Common Stock and 188,044 shares of Class B Common Stock; and (iii) RSG owned 159,887 shares of Class A Common Stock and 263,440 shares of Class B Common Stock (including shares owned jointly with her husband, shares owned individually by her husband and shares owned by her minor children) and indirectly held options to acquire 25,000 shares of Common Stock (only part of which were fully vested as of such date).

         Upon the consummation of the Reclassification, the beneficial ownership of securities of the Company by the Reporting Persons was as follows: (i) HSS owned 2,026,289 shares of Common Stock and held options to acquire 80,785 shares of Common Stock; (ii) SFS owned 347,931 shares of Common Stock; and (iii) RSG owned 423,327 shares of Common Stock (including shares owned jointly with her husband, shares owned individually by her husband and shares owned by her minor children) and indirectly held options to acquire 25,000 shares of Common Stock (only part of which were fully vested as of such date).

         Since the date of the Reclassification, (i) HSS has transferred certain shares in gift transactions, exercised certain stock options and received certain other stock option grants and restricted stock awards from the Company, and (ii) SFS has sold an aggregate of 6,000 shares in open market transactions. See Item 5(c) below for further details with respect to these transactions.

         The shares of Common Stock were acquired by the Reporting Persons for investment purposes.

         However, by virtue of HSS's positions as Chairman of the Board of Directors of the Company and a director of the Company and HSS's individual record and beneficial ownership of approximately 20.3% of the Common Stock, HSS may be deemed to have the power to influence the management and policies of the Company. (Another large stockholder group, comprised of descendants of HSS's former partner and co-founder of the Company, also has representation on the Board of Directors and is believed to own a comparable amount of Common Stock.)


                               Page 8 of 19 Pages

         The Company's Board of Directors currently consists of nine directors. The Board is classified into three classes, each of which has a staggered three-year term. The term of HSS as a Class III director expires at the 2005 Annual Meeting. HSS is a party to an agreement with the Company effective as of January 1, 2002 (the "Agreement"), providing for the Reporting Person to perform services for the Company as an independent contractor over a three-year term. The Agreement required the Company to nominate the Reporting Person as a director of the Company for a three-year term on the Company's slate of directors for the 2002 Annual Meeting. In the Agreement, the Company also acknowledged that it was the current intention of the Board of Directors that HSS be elected as the Chairman of the Board for a one-year term commencing October 2002, or for such longer term as the Board determines. The Board did nominate HSS for such director position and HSS was elected as Chairman of the Board.

         Any of the Reporting Persons may approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or HSS, in his position as the Chairman of the Board and a director of the Company, may seek to influence the management of the Company.

         As mentioned in the Introduction and as is reported in greater detail under Item 6 hereof, each of the Reporting Persons entered into the Stockholders' Agreement with the members of the Meyers Family and the Company. Pursuant to the Stockholders' Agreement, each of the Reporting Persons, and each of the members of the Meyers Family, had agreed, among other things, to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Reclassification and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Reclassification.

         The descriptions of the Agreement and the Stockholders' Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Agreement and the Stockholders' Agreement, copies of which are attached hereto as Exhibits II and III, respectively, and incorporated herein by reference.

         Except for the plans and proposals described above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), and for plans of HSS and his wife periodically to dispose of shares of Common Stock in gift transactions to family members and various charities, none of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a



                               Page 9 of 19 Pages
class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the HSS on the date hereof are 2,076,199 shares of Common Stock (inclusive of (i) 2,074,699 shares owned of record by HSS and (ii) 2,000 shares that HSS has the right to acquire pursuant to the exercise of vested stock options or stock options that vest within the next 60 days), or approximately 20.3% of the 10,211,024 shares of Common Stock that would be deemed issued and outstanding assuming the exercise of such options (10,209,024 shares actually issued and outstanding as of August 4, 2003, as set forth in the Form 10-K of the Company for the fiscal year ended May 31, 2003 filed with the Commission on August 29, 2003 (the "Company's Form 10-K") plus 2,000 shares of common stock that would be issued and outstanding upon the exercise of vested stock options held by HSS). These beneficial ownership numbers exclude options to acquire 2,000 shares of Common Stock that were granted to HSS under the Company's Directors and Consultants Stock Option Plan but that do not become exercisable until May 31, 2004.

         The aggregate number and percentage of shares of Common Stock beneficially owned by the SFS on the date hereof are 341,931 shares of Common Stock, or approximately 3.3% of the 10,209,024 shares of Common Stock issued and outstanding as of August 4, 2003, as set forth in the Company's Form 10-K.

         The aggregate number and percentage of shares of Common Stock beneficially owned by the RSG on the date hereof are 445,327 shares of Common Stock (inclusive of (i) 159,887 shares of Common Stock owned of record by RSG, (ii) 231,440 shares of Common Stock owned jointly with her husband, (iii) 18,500 shares of Common Stock owned individually by her husband, (iv)14,500 shares of Common Stock owned by her minor son and (v) 6,500 shares of Common Stock owned by her minor daughter, and (vi) 14,500 shares of Common Stock that her husband has the right to acquire pursuant to vested stock options or stock options that vest within the next 60 days), or approximately 4.3% of the 10,223,524 shares of Common Stock that would be deemed issued and outstanding assuming the exercise of such options (10,209,024 shares actually issued and outstanding as of August 4, 2003, as set forth in the Company's Form 10-K, plus 14,500 shares of common stock that would be issued and outstanding upon the exercise of vested stock options held by RSG's husband). These beneficial ownership numbers exclude options to acquire 9,500 shares of Common Stock that were granted to RSG's husband under the Company's Employee Stock Option Plan but that do not become exercisable until October 30, 2004 (4,750 shares) and October 30, 2005 (4,750 shares). RSG disclaims beneficial ownership of (i) the shares of Common Stock owned individually by her husband and (ii) the shares of Common Stock that her husband has a right to acquire pursuant to stock options held by him.

         Notwithstanding the foregoing, if the Reporting Persons are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-


                               Page 10 of 19 Pages

5(b) promulgated by the Commission thereunder by virtue of being members of the "Stern Family" (within the meaning of the Stockholders' Agreement), then each of the Reporting Persons may deemed to beneficially own all 2,863,957 shares of Common Stock owned in the aggregate by the such persons, or approximately 28.0% of the 10,225,524 shares of Common Stock that would be issued and outstanding as of the date hereof assuming the exercise of vested stock options and/or stock options that vest within the next 60 days held by HSS and RSG's husband (10,209,024 shares actually issued and outstanding as of August 4, 2003, as set forth in the Company's Form 10-K plus 16,500 shares of common stock that would be issued and outstanding upon the exercise of vested stock options and/or stock options that vest within 60 days hereof held by HSS and RSG's husband). In addition, notwithstanding the foregoing, if the Reporting Persons and the Meyers Family are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder by virtue of the remaining voting agreement under the Stockholders' Agreement, then each of the Reporting Persons may deemed to beneficially own all 5,763,386 shares of Common Stock owned in the aggregate by the such persons, or approximately 56.3% of the 10,239,524 shares of Common Stock that would be deemed issued and outstanding as of the date hereof, assuming the exercise of vested stock options and/or stock options that vest within the next 60 days held by such parties to the Stockholders' Agreement and/or their spouses. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the Meyers Family and the other members of the Stern Family.

         (b) HSS may be deemed to have the sole power to dispose of (and direct the disposition of) the 2,076,199 shares of Common Stock owned by him (inclusive of the 2,000 shares that HSS has the right to acquire pursuant to the exercise of vested stock options or stock options that vest within the next 60 days). As a result of the remaining voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the members of the Meyers Family the power to vote (and direct the vote of) the 5,763,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, HSS may be deemed to have the sole power to vote (and direct the vote of) the 2,076,199 shares of Common Stock owned by him (inclusive of the 2,000 shares that HSS has the right to acquire pursuant to the exercise of vested stock options or stock options that vest within the next 60 days).

         SFS may be deemed to have the sole power to dispose of (and direct the disposition of) the 341,931 shares of Common Stock owned by him. As a result of the remaining voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the members of the Meyers Family the power to vote (and direct the vote of) the 5,763,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, SFS may be deemed to have the sole power to vote (and direct the vote of) the 341,931 shares of Common Stock owned by him.

         RSG may be deemed to have (i) the sole power to dispose of (and direct the disposition of) the 159,887 shares of Common Stock owned of record by her and (ii) shared


                               Page 11 of 19 Pages
power (with her husband) to dispose of (and direct the disposition of) (A) the 231,440 shares of Common Stock owned jointly with her husband, (B) the 33,000 shares of Common Stock owned individually by her husband (inclusive of the 14,500 shares that her husband has the right to acquire pursuant to the exercise of vested stock options or stock options that vest within the next 60 days), (C) the 14,500 shares of Common Stock owned by her minor son, and (D) the 6,500 shares of Common Stock owned by her minor daughter. As a result of the remaining voting agreements contained in the Stockholders' Agreement, each of the Reporting Persons may be deemed to share with each other and the members of the Meyers Family the power to vote (and direct the vote of) the 5,763,386 shares of Common Stock owned in the aggregate by the parties to such agreement, but only with respect to the matters and to the extent set forth in such Stockholders' Agreement. Except to the extent set forth in the Stockholders' Agreement, RSG may be deemed to have (i) the sole power to vote (and direct the vote of) the 159,887 shares of Common Stock owned of record by her and (ii) shared power (with her husband) to vote (and direct the vote of) (A) the 231,440 shares of Common Stock owned jointly with her husband, (B) the 33,000 shares of Common Stock owned individually by her husband (inclusive of the 14,500 shares that her husband has the right to acquire pursuant to the exercise of vested stock options or stock options that vest within the next 60 days), (C) the 14,500 shares of Common Stock owned by her minor son, and (D) the 6,500 shares of Common Stock owned by her minor daughter. RSG disclaims beneficial ownership of
(i) 18,500 shares of Common Stock owned of record by her husband and (ii) 14,500 shares of Common Stock that her husband has the right to acquire pursuant to vested stock options held by him.

         Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned and held by the members of the Meyers Family and the other members of the Stern Family.

         The identity and background information required by Item 2 with respect to the Meyers Family is set forth in Item 2 of the Schedule 13D of such persons filed with the Commission on June 21, 2002, as amended by Amendment No. 1 thereto filed by such persons with the Commission on October 7, 2002 (collectively, the "Prior Meyers Family Schedule 13D"), copies of which are attached hereto as Exhibit IV and incorporated herein by reference. The current share ownership information with respect to the members of the Meyers Family set forth herein is based upon the information set forth in Item 5 of that certain Amendment No. 3 to Schedule 13D of the Meyers Family filed with the Commission on August 8, 2003 (the "Most Recent Meyers Family Schedule 13D Amendment") and the Amended Form 4 of David P. Meyers filed with the Commission on July 17, 2003 (the "Meyers Form 4"), copies of which are attached hereto as Exhibit V and incorporated herein by reference. The Reporting Persons make no representations or warranties with respect to the accuracy or completeness of the identity and background information or the current share ownership information contained in the Prior Meyers Family Schedule 13D and the Most Recent Meyers Family Schedule 13D Amendment and Meyers Form 4, respectively, and incorporated herein by reference.

         (c) Since the effective date of the Reclassification and through the date hereof, the Reporting Persons have effected the following transactions in the Common Stock:


                               Page 12 of 19 Pages

         On November 1, 2002, HSS received director compensation from the Company in the form of a restricted stock grant of 2,000 shares of Common Stock (which shares are fully vested and not subject to forfeiture). On December 30, 2002, HSS effected the following gift transactions: (i) an aggregate of 17,505 shares of Common stock were gifted to various charities; and (ii) an aggregate of 15,000 shares of Common Stock were gifted to various family members, including, (A) 7,500 shares gifted to his wife, (B) 1,250 shares gifted to his son-in-law; (C) 1,250 shares gifted to his grandson; and (D) 1,250 shares gifted to his granddaughter. Also on December 30, 2002, the spouse of HSS effected gifts of an aggregate of 7,500 shares of Common Stock to various family members, including (i) 1,250 shares gifted to her son-in-law; (ii) 1,250 shares gifted to her grandson; and (iii) 1,250 shares gifted to her granddaughter. On May 14, 2003, HSS effected a gift of 350 shares of Common Stock to two charities. On May 31, 2003, the Company granted to HSS stock options to acquire 2,000 shares of Common Stock under the Company's Directors and Consultants Stock Option Plan. These options first become exercisable on May 31, 2004, have an exercise price of $8.40 per share, and an expiration date of May 30, 2013. On July 9, 2003, HSS acquired 78,785 shares of Common Stock, at an exercise price of $4.22 per share, pursuant to the exercise of stock options granted to him under the Company's Employee Stock Option Plan.

         In May and June of 2003, SFS effected the following open market sales of an aggregate of 6,000 shares of Common Stock of the Company:

--------------------------------------------------------------------------------
Sale Date                   No. Shares Sold               Sales Price Per Share
---------                   ---------------               ---------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
05/29/03                    1,000                         $8.35
--------------------------------------------------------------------------------
05/29/03                    1,000                         $8.34
--------------------------------------------------------------------------------
06/10/03                    1,500                         $8.35
--------------------------------------------------------------------------------
06/10/03                    500                           $8.40
--------------------------------------------------------------------------------
06/12/03                    2,000                         $8.40
--------------------------------------------------------------------------------

         On December 30, 2002, RSG may have been deemed to have acquired indirect beneficial ownership of an aggregate of 7,500 shares of Common Stock that were the subject of gifts made by HSS and the spouse of HSS to members of RSG's immediate family as follows: (i) an aggregate of 2,500 shares gifted to RSG's husband (1,250 from HSS and 1,250 from HSS's spouse); (ii) an aggregate of 2,500 shares gifted to RSG's son (1,250 from HSS and 1,250 from HSS's spouse); and (iii) 2,500 shares gifted to RSG's daughter (1,250 from HSS and 1,250 from HSS's spouse). RSG disclaims beneficial ownership of all shares of Common Stock owned individually by her husband, including, without limitation, the 2,500 shares that were the subject of the gift by HSS and HSS's spouse to RSG's husband.

         Except as otherwise disclosed above, since the date of the Reclassification, none of the Reporting Persons has effected any transaction in the Common Stock.


                               Page 13 of 19 Pages

         (d) The spouse of RSG may be deemed to share the right to receive dividends from, or the proceeds from the sale of, 231,440 shares of Common Stock jointly owned by RSG and her husband. In addition, RSG may be deemed to share the right to receive dividends from, or the proceeds from the sale of, the 33,000 shares of Common Stock (inclusive of vested stock options to acquire 14,500 shares) owned individually by RSG's husband, and RSG's husband may be deemed to share the right to receive dividends from, or the proceeds from the sale of, the 159,887 shares of Common Stock owned individually by RSG. The son of RSG and RSG's husband may be deemed to have the right to receive dividends from, or the proceeds from the sale of, 14,500 shares of Common Stock reported as indirectly beneficially owned by RSG hereunder. The daughter of RSG and RSG's husband may be deemed to have the right to receive dividends from, or the proceeds from the sale of, 6,500 shares of Common Stock reported as indirectly beneficially owned by RSG hereunder.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 19, 2002, the Reporting Persons delivered to the Company executed counterpart signature pages to the Stockholders' Agreement, pursuant to which each of the parties thereto (other than the Company) agreed: (i) to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the proposed Reclassification and against any other proposal that is inconsistent with or contrary to the terms and conditions of the proposed Reclassification at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company; (ii) until the earlier of the consummation of the proposed Reclassification or December 31, 2002, not to sell, dispose or otherwise transfer any of the shares of the Company's capital stock beneficially owned by them, subject to certain limited exceptions; (iii) to provide irrevocable proxies to the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by them in favor of the proposed Reclassification; (iv) (a) to irrevocably withdraw certain stockholder proposals submitted to the Company for inclusion in the Company's proxy statement for the Company's 2002 Annual Meeting, including the stockholder proposal submitted by HSS on May 28, 2002, (b) not to submit any stockholder proposal to the Company similar to such proposals prior to July 15, 2004, and (c) to vote all of the shares of the Company's capital stock beneficially owned by them against any such stockholder proposal during such two-year period; and (v) to negotiate in good faith in an effort to enter into an additional stockholders' agreement on or before December 1, 2002.

         Also on July 19, 2002, the Reporting Persons delivered to the Company executed counterpart signature pages to an irrevocable proxy (the "Irrevocable Proxy") providing for a grant of a proxy in favor of the Special Board Committee, and each member thereof, to vote the shares of the Company's capital stock beneficially owned by the Reporting Persons and the other stockholders signatory to the Stockholders' Agreement in favor of the proposed Reclassification and against any other proposal that is inconsistent with or contrary to the terms and conditions of the proposed Reclassification.


                               Page 14 of 19 Pages

         As disclosed in Items 3 and 4 above, on October 22, 2003, the Reclassification was consummated. As a result of the consummation of the Reclassification, the Irrevocable Proxy expired pursuant to its terms, and the restrictions on transfer of shares and all of the voting agreements contained in the Stockholders' Agreement terminated pursuant to the terms thereof, except for the following reciprocal voting agreements that remain in effect until July 15, 2004: (i) pursuant to Paragraph 4 of the Stockholders' Agreement, each of the Stern Family Members "agrees not to submit any shareholder proposal to the Company similar to the Stern Proposal [defined as the shareholder proposal submitted to the Company by HSS on May 28, 2002 for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders] prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period" and (ii) pursuant to Paragraph 5 of the Stockholders' Agreement, each of the Meyers Family Members "agrees not to submit any shareholder proposal to the Company similar to the Meyers Proposal [defined as the shareholder proposal submitted to the Company by David Meyers on May 24, 2002 and resubmitted to the Company on June 18, 2002 for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders] prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period."

         As disclosed in Item 5 above, HSS holds (i) vested options to acquire 2,000 shares of Common Stock that were granted pursuant to the Company's Directors and Consultants Stock Option Plan, that have an exercise price of $9.00 per share, that first became exercisable on June 1, 2003 and that expire on May 31, 2012 and (ii) options to acquire an additional 2,000 shares of Common Stock that were granted pursuant to the Company's Directors and Consultants Stock Option Plan, that have an exercise price of $8.40 per share, that first become exercisable on May 31, 2004 and that expire on May 30, 2013.

         The descriptions of the Stockholders' Agreement and the Company's Directors and Consultants Stock Option Plan set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement and the Company's Directors and Consultants Stock Option Plan, copies of which are attached hereto as Exhibit III and Exhibit VI, respectively, and incorporated herein by reference.

         Except as described above in this Item 6 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

I     Joint Filing Agreement among the Reporting Persons.

II    Agreement effective as of January 1, 2002 between the Company and HSS.


                               Page 15 of 19 Pages

III Agreement, dated as of July 15, 2002, among the Company and the Stockholders listed on Exhibits A and B thereto, including the Reporting Persons.

IV Item 2 to Schedule 13D of the Meyer Family filed with the Commission on June 21, 2002, as amended by an amendment thereto filed with the Commission on October 7, 2002.

V Current Stock Ownership Information of the Meyers Family set forth in an Amendment No. 3 to Schedule 13D of the Meyers Family filed with the Commission on August 8, 2003 and Amended Form 4 of David P. Meyers filed with the Commission on July 17, 2003.

VI    Company's Directors and Consultants Stock Option Plan




                               Page 16 of 19 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

Dated: September 26, 2003


                                               /s/ HOWARD S. STERN
                                               ---------------------------------
                                               Howard S. Stern, Individually


                                               /s/ SETH F. STERN
                                               ---------------------------------
                                               Seth F. Stern, Individually


                                               /s/ RACHEL STERN GRAHAM
                                               ---------------------------------
                                               Rachel Stern Graham, Individually



                               Page 17 of 19 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number      Description                                                                               Page No.
------      -----------                                                                               --------
I           Joint Filing Agreement, dated July 29, 2002,  among the Reporting Persons                   19

II          Agreement effective as of January 1, 2002 between the Company and HSS (incorporated         --
            by reference to an Amendment No. 1 to Schedule 13D of HSS filed with the Commission on June 13, 2002)

III         Agreement, dated as of July 15, 2002, among the Company and the Stockholders listed         --
            on Exhibits A and B thereto, including the Reporting Persons (incorporated by reference to an Amendment No. 2 to Schedule 13D of the Reporting Persons filed with the Commission on July 30, 2002)

IV          Item 2 of Meyer Family Schedule 13D (incorporated by reference  to Item 2 of the            --
            Schedule 13D of the members of the Meyers Family filed with the Commission of June
            21, 2002, as amended by the amendment thereto filed with the Commission on October
            7, 2002)

V           Current Share Ownership of Meyers Family (incorporated by reference to Amendment No.        --
            3 to Schedule 13D of the Meyers Family filed with the Commission on August 8, 2003 and Amended Form 4 of David P. Meyers filed with the Commission on July 17, 2003)

VI          Company's Directors and Consultants Stock Option Plan (incorporated by reference to         --
            Exhibit 10(b) to the Company's Form 10-Q for the Quarter ended December 2, 1995, as filed with the Commission on January 16, 1996)


                               Page 18 of 19 Pages

                                                                       Exhibit I
                                                                       ---------

                       SCHEDULE 13D JOINT FILING AGREEMENT


         This Schedule 13D Joint Filing Agreement, dated as of September 26, 2003, is entered into by and among Howard S. Stern ("HSS") , Seth F. Stern ("SFS") and Rachel Stern Graham ("RSG").

         Each of HSS, SFS and RSG (sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons") hereby confirms and represents to each other Reporting Person that he or she (as the case may be) is eligible to use Schedule 13D for the disclosure and filing of information required by Schedule 13D with respect to the Common stock, par value $.10 per share (the "Common Stock") of E-Z-Em, Inc. (the "Company").

         Pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons hereby agrees that the statement entitled
Schedule 13D relating to the Common Stock of the Company, to which this Schedule 13D joint filing agreement is attached as an exhibit, is filed on behalf of each of the Reporting Persons, and that any subsequent amendments thereto will likewise be filed on behalf of each of them. Each of the Reporting Persons further agrees that he or she (as the case may be) will be responsible for the timely filing of the statement entitled Schedule 13D to which this Schedule 13D joint filing agreement is attached as an exhibit, and for any subsequent amendments thereto, and for the completeness and accuracy of the information concerning him or her (as the case may be) contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making such filing, unless such person knows or has reason to believe that such information is inaccurate.


                                               /s/ HOWARD S. STERN
                                               ---------------------------------
                                               Howard S. Stern, Individually


                                               /s/ SETH F. STERN
                                               ---------------------------------
                                               Seth F. Stern, Individually


                                               /s/ RACHEL STERN GRAHAM
                                               ---------------------------------
                                               Rachel Stern Graham, Individually







                               Page 19 of 19 Pages